

Mail Stop 3561

October 7, 2016

Andrejs Bekess
Boxxy Inc.
Wattova 10
Ostrava 70200
Czech Republic

> **Re:** **Boxxy Inc.**
> **Registration Statement on Form S-1**
> **Filed September 9, 2016**
> **File No. 333-213553**

Dear Mr. Bekess:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on

your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

3. Please provide a description of the securities to be registered. Please refer to Item 202 of Regulation S-K. We note that your table of contents indicates that you intended to provide this disclosure, but it has not been included.

Prospectus Cover Page

4. We note here that you disclose that a market maker must file an application on your behalf in order to be quoted on the OTC Bulletin Board. However, on pages 21 and 30 you disclose that *you* will be applying for listing. Please revise the disclosures on pages 21 and 30 to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock.

5. Please disclose on the prospectus cover page that your auditor has issued a going concern opinion.

Our Business, page 1

6. We note your statement that you were incorporated on April 16, 2016. However, we also note that on page 4 you say you were incorporated on September 9, 2011 and on page 19 and on page F-7 you say you were incorporated on April 19, 2016. It appears from Exhibit 3.1 that you were incorporated on April 19, 2016. Please confirm if this is the correct date and update your disclosures throughout the document, the above examples were not an exhaustive list.

Use of Proceeds, page 16

7. Please explain the nature of the "independent contractor fees" you will incur. Also, please clarify the nature of your agreement with Mr. Bekess to loan you funds, including whether it is in writing or limited in amount, and whether you have agreed on the terms of such loans.

Dilution, page 17

8. We are unable to recalculate the amounts included in the table on page 17. Please show us your calculations for each of the numbers in this table.

9. Dilution should reflect the difference in the public offering price per share and the pro forma net tangible book value per share after the offering. Please revise to provide this amount in your table. See Item 506 of Regulation S-K.

10. Please also disclose a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons. See Item 506 of Regulation S-K.

Description of Our Business, page 19

11. Given that you are currently in the development stage, please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone. Additionally, because your offering is a best efforts offering with no minimum, you should explain how the money you raise will be spent if you raise less than the full amount, including whether you would simply slow or stop progressing through your plan in order to reduce your costs to match the funds raised, whether certain steps in your plan would receive priority over others, and whether and at what point you would seek funds from other sources.

12. As your operations initially will be in the Czech Republic, please describe any material impact of foreign currency exchange fluctuations on your business. Also, please consider expanding your risk factor discussion regarding currency fluctuations.

13. Please provide a description of the effect of existing or probable governmental regulations on your business. This discussion should include, if relevant, regulation of the cosmetics industry by the E.U., any country into which you intend to sell cosmetics, and any country in which you will source cosmetics. Please refer to Item 101(h)(4)(ix) of Regulation S-K.

14. Please revise your description of the Distribution Agreement to state its term, the fact that it is non-exclusive, if true, and the manner in which commissions are earned under the agreement (including how and when commissions are earned, the amounts of commissions and the manner in which they are allocated between the parties).

15. Please revise to clarify whether and how the subscription fees and amounts earned from the sale of full sized supplier beauty products will be allocated between you and your suppliers. In addition, please revise to clarify whether suppliers will pay you fees for your service, whether their provision of beauty samples to you will represent payment for your service, or otherwise. Also, please revise to clarify whether you will purchase an inventory of samples and full sized supplier beauty products from the suppliers, or whether you will order such samples and products as you receive subscriptions and product purchases, respectively.

Consolidated Financial Statements, page F-1

16. Please update your financial statements and related disclosures, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date.

Note 3-Going Concern, page F-9

17. Please note that filings containing accountant's reports that are qualified as a result of questions about the entity's contained existence must contain appropriate and prominent disclosure of the registrant's *viable* plans to overcome these difficulties. Your disclosure indicates that management intends to raise additional funds by way of a private or public offering. Please indicate whether any party, including your officers and directors, have made any commitments with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees. Please revise your disclosure to include more detailed disclosure of your viable plans to overcome your financial difficulties. If you do not have viable plans to overcome such difficulties, then your financial statements should more appropriately be based on the assumption of liquidation. Refer to Section 607.02 of the Financial Reporting Codification.

Signatures

18. Please revise the introductory language of the first signature block to conform with the Form.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lilyanna Peyser, Special Counsel at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ James Allegretto for

Mara L. Ransom
Assistant Director
Office of Consumer Products